# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TruBridge, Inc., CIK 0001169445
CUSIP: 205306103
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 54 ST. EMANUEL STREET, Mobile, Alabama (AL), 36602
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001867496

## Reporting persons
- Camac Partners, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 861,638; sole dispositive power 0; shared dispositive power 861,638; aggregate amount beneficially owned 861,638 (5.7% of the class)
- Camac Capital, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 861,638; sole dispositive power 0; shared dispositive power 861,638; aggregate amount beneficially owned 861,638 (5.7% of the class)
- Camac Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 861,638; sole dispositive power 0; shared dispositive power 861,638; aggregate amount beneficially owned 861,638 (5.7% of the class)
- Eric Shahinian: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 861,638; sole dispositive power 0; shared dispositive power 861,638; aggregate amount beneficially owned 861,638 (5.7% of the class)

## Item 1. Issuer
Name of issuer: TruBridge, Inc.
Address of issuer's principal executive offices: 54 ST. EMANUEL STREET, Mobile, AL, 36602

## Item 2. Person Filing
Name of person filing:
This Schedule 13G with respect to the Common Stock is filed with the Securities and Exchange Commission by Camac Partners, LLC, a Delaware limited partnership ("Camac Partners"), Camac Capital, LLC, a Delaware limited liability company ("Camac Capital"), Camac Fund, LP, a Delaware limited partnership ("Camac Fund"), and Eric Shahinian. Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons".

Camac Partners is the investment manager of Camac Fund. Camac Capital is the general partner of Camac Fund, and the managing member of Camac Partners. Mr. Shahinian is the managing member of Camac Capital. By virtue of these relationships, each of Camac Fund, Camac Partners, Camac Capital, and Eric Shahinian may be deemed to beneficially own the 861,638 shares of Common Stock of the Issuer.
Address of principal business office or, if none, residence: 1601-1 N. Main Street #3159, SMB#92283, Jacksonville, FL 32206
Citizenship: Camac Partners, Camac Capital, and Camac Fund were organized, associated or formed under the laws of the State of Delaware. Eric Shahinian is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

At December 31, 2025, Camac Fund directly held 804,539 shares of the Common Stock of the Issuer. The tables at the beginning of this filing represent Camac Fund's current holding of the Common Stock of the Issuer as of the close of business on January 28, 2026.
Percent of class:
5.7%

The percentages used herein and in the rest of this Schedule 13G are calculated based upon a total of 15,008,986 shares of Common Stock issued and outstanding as of November 4, 2025, as reported on the Issuer's Form 10-Q filed with the SEC on November 7, 2025.
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Camac Partners, LLC: /s/ Eric Shahinian, By: Camac Capital, LLC, its Managing Member, By: Eric Shahinian, Manager (01/28/2026)
- Camac Capital, LLC: /s/ Eric Shahinian, Eric Shahinian, Manager (01/28/2026)
- Camac Fund, LP: /s/ Eric Shahinian, By: Camac Capital, LLC, its General Partner, By: Eric Shahinian, Manager (01/28/2026)
- Eric Shahinian: /s/ Eric Shahinian, Eric Shahinian, Individually (01/28/2026)